09055611

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SEC FILE
8-50699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Official Use Only

VARIABLE INVESTMENT ADVISORS, INC.

Address of Principal Place of Business:

4305 South Louise Avenue, Suite 101A

Sioux Falls, South Dakota 57016

Name and Telephone Number of Person To Contact In Regard to This Report:

Gregory Wilson (605) 361-8230

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant

JONES, KRAMER & HABER, LLP
405 North Kiwanis Avenue
Sioux Falls, South Dakota 57104

- ● Certified Public Accountant
- o Public Accountant
- o Accountant not resident in United State or any of its possessions

For Official Use Only

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VARIABLE INVESTMENT ADVISORS, INC.

SIOUX FALLS, SOUTH DAKOTA

FINANCIAL STATEMENTS

DECEMBER 31, 2008

TABLE OF CONTENTS

	Pages
Facing Page (SEC Form 17a-5 Part III)	1
Independent Auditors' Report	3
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	4-5
Statement of Financial Condition	7
Statement of Income	9
Statement of Changes in Stockholders' Equity	11
Statement of Cash Flows	13
Notes to Financial Statements	14-16
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	19
Oath or Affirmation	21

JONES, KRAMER & HABER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA
MATTHEW J. MUELLER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

We have audited the accompanying statement of financial condition of Variable Investment Advisors, Inc. (a South Dakota corporation) as of December 31, 2008, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 19 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jones, Kramer & Haber, LLP

JONES, KRAMER & HABER, LLP
February 10, 2009

JONES, KRAMER & HABER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

DONALD A. KRAMER, CPA
THOMAS G. HABER, CPA
MATTHEW J. MUELLER, CPA

MICHEAL D. JONES, CPA
(1943 - 1988)

405 NORTH KIWANIS AVENUE
SIOUX FALLS, SD 57104-2519
(605) 332-0054
FAX (605) 339-4991
www.joneskramerhaber.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements and supplemental schedules of Variable Investment Advisors, Inc. (the Company), for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To The Stockholders and Directors
Variable Investment Advisors, Inc.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Jones, Kramer & Haber, LLP

JONES, KRAMER & HABER, LLP
February 10, 2009

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VARIABLE INVESTMENT ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2008

ASSETS

Cash	$ 56,670
Commissions receivable	30,481
Stockholder advances	7,194
Employee advances	78
Other receivables	1,806
Prepaid expenses	24,518
Office furniture and equipment at cost, less accumulated depreciation of $37,607	6,156
TOTAL ASSETS	$ 126,903

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 2,273
Commissions payable	26,349
Payroll taxes payable	2,570
TOTAL LIABILITIES	31,192
Common stock; $.01 par value, 400,000 shares authorized; 400,000 issued and outstanding	4,000
Additional paid in capital	110,094
Retained earnings (deficit)	(18,383)
TOTAL STOCKHOLDERS' EQUITY	95,711
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 126,903

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Commissions	$ 735,784
Interest	814
Other	24,944
	761,542
EXPENSES	
Advertising	2,470
Amortization	240
Annual report	418
ATS expense	53,304
Bad debt	5,878
Bank charge	49
Charitable contributions	100
Commissions	513,146
Continuing education	3,178
Depreciation	2,681
Dues & subscriptions	298
General insurance	5,157
Health insurance	18,642
Interest	14
Licenses	18,133
Life insurance	1,953
Loss on disposal of fixed assets	216
Meals & entertainment	3,011
Meeting & seminars	8,339
Miscellaneous	3,736
Office supplies & postage	7,611
Payroll taxes	9,590
Professional fees	18,486
Rent	9,979
Repairs and maintenance	163
Salaries - Officer	15,043
Salaries	98,407
Telephone	4,300
	804,542
NET (LOSS)	$ (43,000)

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at December 31, 2007	$ 4,000	$ 110,094	$ 24,617	$ 138,711
Net loss for the year	-	-	(43,000)	(43,000)
Balance at December 31, 2008	$ 4,000	$ 110,094	$ (18,383)	$ 95,711

The accompanying notes are an integral part of this financial statement.

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VARIABLE INVESTMENT ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (43,000)
Adjustments to reconcile net income to net cash provided from operating activities	
Depreciation and amortization	2,921
Loss on sale of fixed assets	216
Decrease commissions receivable	1,604
Decrease stockholder advances	6,698
Decrease employee advances	6,401
(Increase) other receivables	(551)
(Increase) prepaid expenses	(3,141)
(Decrease) accounts payable	(6,145)
(Decrease) commissions payable	(1,209)
(Decrease) payroll taxes payable	(11,008)
Net cash used by operating activities	(47,214)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property & equipment	(3,638)
Net cash used in investing activities	(3,638)
NET DECREASE IN CASH	(50,852)
CASH AT BEGINNING OF YEAR	107,522
CASH AT END OF YEAR	$ 56,670

The accompanying notes are an integral part of this financial statement.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Variable Investment Advisors, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products. The Company accomplishes this goal through a small group of brokers located throughout the United States. The Company's customers are located throughout the United States. In 2002 the Company developed an alternative trading system. This system is a web-based system that offers a computer-based service to companies and individuals for the purpose of buying and selling capital units.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and includes expenditures which substantially increase the useful lives of existing property and equipment. Maintenance and repairs are charged to expense as incurred. When property and equipment is retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts and any gain or loss on the disposition is credited or charged to income.

Depreciation is computed using the straight-line method based on the estimated useful lives of the individual assets ranging from one to ten years.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

License Costs

The cost of licenses was $600 at December 31, 2008. Amortization for the licenses during 2008 was $240 and is included in amounts reported as amortization expense. In addition, accumulated amortization for the year ended December 31, 2008 was $600.

NOTE 2. RELATED PARTY TRANSACTIONS

Operating Leases

The Company leases its office space from the Company's president on a month-to-month basis. A total of $9,979 was paid under the terms of this lease during the year ended December 31, 2008.

Future minimum lease payments as of December 31, 2008 are $1,010.

Stockholder Advances

The Company has a receivable which is due from a stockholder of the corporation. The money loaned to the shareholder was for the purpose of paying personal vehicle expenses. The outstanding balance of this receivable was $7,194 on December 31, 2008.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $56,874. The Company's net capital ratio was .55 to 1.

NOTE 4. EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

SUPPLEMENTAL INFORMATION

SHOWN ON FOLLOWING PAGES

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VARIABLE INVESTMENT ADVISORS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

Net Capital		$ 95,711
Deductions:		
Nonallowable assets:		
Stockholder advances	$ 7,194	
Other receivables	969	
Prepaid expenses	24,518	
Office furniture & equipment	6,156	
		38,837
Net Capital		$ 56,874
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable		$ 2,273
Commission payable		26,349
Payroll taxes payable		2,570
Total aggregate indebtedness		$ 31,192
Computation of basic net capital requirement		
Minimum net capital required:		
Company		$ 5,000
Excess net capital at 1,500 percent		54,795
Excess net capital at 1,000 percent		53,754
Ratio: Aggregate indebtedness to net capital		.55 to 1

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008)

There were no material differences between the computation of net capital under Rule 15c3-1 in the above computation and the corresponding unaudited Part IIA filing by Variable Investment Advisors, Inc. for the year ended December 31, 2008. Therefore, no reconciliation of the company's computation of net capital was prepared.

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Oath or Affirmation

I, Gregory S. Wilson, swear that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Variable Investment Advisors, Inc. as of December 31, 2008, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Gregory S. Wilson, CEO

Subscribed and sworn to before me
this 6 day of February, 2009

Richard F. Rahn
Notary Public
My commission expires: 08/14/2009

RICHARD F. RAHN NOTARY SEAL PUBLIC SOUTH DAKOTA

This report contains:

- o (a) Facing page
- o (b) Statement of financial condition
- o (c) Statement of income (loss)
- o (d) Statement of cash flow
- o (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital
- o (f) Statement of change in liability subordinated to claims of general creditors
- o (g) Computation of net capital for brokers and dealers pursuant to Rule 15c-3-1
- o (h) Computation for determination of reserve requirements pursuant to Rule 15c-3-3
- o (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c-3-3
- o (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3
- o (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods on consolidation
- o (l) An oath or affirmation
- o (m) A copy of the SIPC Supplement report
- o (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- o (o) Independent auditor's report on internal accounting control
- o (p) Schedule of segregation requirements and funds in segregation – customer's regulated commodity futures account pursuant to Rule 171-5

END